UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

eRXSYS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

296048 10 1
(CUSIP Number)

DAVID PARKER
P.O. Box 470977
Ft. Worth, Texas 76147
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296048 10 1

1.            Names of Reporting Persons:    DAVID PARKER
I.R.S. Identification Nos. of above persons (entities only):  N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.             Source of Funds (See Instruction): PF

5.             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [   ]

6.             Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.            Sole Voting Power:                  1,560,798 SHARES
8.            Shared Voting Power:              N/A
9.            Sole Dispositive Power:          1,560,798 SHARES
10.          Shared Dispositive Power:      N/A

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:          1,560,798 SHARES

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   [    ]

13.	Percent of Class Represented by Amount in Row (11): 3.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 296048 10 1

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 to the Schedule 13D filed on May 13, 2003, as amended by Amendment No. 1 filed on March 10, 2004, as amended by Amendment No. 2 filed on June 30, 2004 relates to the Common Stock, par value $0.001 per share (the "Shares"), of eRXSYS, Inc., a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 18021 Sky Park Circle Suite G2, Irvine, California 92614-6570. Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to such terms in Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is David Parker

(b)	Business Address. The business address of the Reporting Person is P.O. Box 470977, Ft. Worth, Texas 76147.

(c)	Occupation and Employment. The Reporting Person is employed as a consultant.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares to which this statement relates were purchased by the Reporting Person with his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report a material decrease in the percentage of common shares beneficially owned by the Reporting Person. On February 1, 2005, the Issuer entered into a Termination and Settlement agreement with the Reporting Person. As a result of this amendment to the agreement, the Reporting Person returned 5,400,000 shares of the Issuer’s common stock to the Issuer’s corporate treasury. In accordance with the terms of the Termination and Settlement Agreement, the Reporting Person was irrevocably issued 1,300,000 warrants to purchase 1,300,000 shares of the Issuer’s common stock. 440,000 of the warrants are exercisable for five years beginning November 1, 2005 at the exercise price of $0.75 per share. 430,000 of the warrants are exercisable for five years beginning December 1, 2005 at the exercise price of $1.00 per share. 430,000 of the warrants are exercisable for five years beginning January 1, 2006 at the exercise price of $1.25 per share. Subsequent to February 1, 2005, the Reporting Person sold shares of the Issuer’s common stock in private transactions and on March 25, 2005 ceased to be a 5% beneficial owner of the Issuer’s securities.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 296048 10 1

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than the Reporting Person’s registration on February 1, 2005;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)           Aggregate Number and Percentage of Securities. The Reporting Person is currently the beneficial owner of 1,560,798 shares of Common Stock of the Issuer, representing approximately 3.9% of the Issuer's common stock (based upon 40,449,682 shares of common stock outstanding as of May 19, 2005 as reported on the Issuer’s last periodic report),

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days. Except as noted below, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

•
On April 7, 2005, the Reporting Person sold 250,000 of the Issuer’s common shares in a private transaction at the price of $0.01 per share. This was the last transaction effected by the Reporting Person in the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. March 25, 2005.

CUSIP No. 296048 10 1

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                     RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 296048 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2005

DAVID PARKER

/s/ David Parker
Signature of David Parker